EXHIBIT 8

PUBLIC STORAGE, INC.
701 WESTERN AVENUE, SUITE 200
GLENDALE, CALIFORNIA 91201-2397
TEL: (818) 244-8080

September 4, 1998

By Telecopier and Regular Mail

Daniel C. Staton
Chairman
Storage Trust Realty
312 Walnut Street, Suite 1151
Cincinnati, OH 45202

Dear Dan:

Thank you for your September 4, 1998 letter. Although it is not explicit, we assume your board has rejected our August 3, 1998 proposal.

We would be pleased to address any questions you may have, including the matters raised in your letter. However, I see no purpose in doing so until we resolve the issue of price, which your letter does not address. Be assured that we have sufficient liquidity to promptly complete an all cash purchase of your company without any financing contingency.

Please call me if you would like to discuss this matter.

Very truly yours,

 /S/ B. WAYNE HUGHES

B. Wayne Hughes
Chairman and CEO

cc:  Mr. Michael G. Burnam
     CEO